EXHIBIT 12.1

Computation of Ratios of Combined Earnings and
Preferred Stock Dividends to Earnings
(dollars in thousands)

	Nine Months Ended Jan. 2, 1999	Fiscal Year Ended Jan. 2, 1999	Fiscal Year Ended Jan. 1, 2000	Fiscal Year Ended Dec. 30, 2000	Fiscal Year Ended Dec. 29, 2001	Fiscal Year Ended Dec. 28, 2002
Interest expense (1)	$8,177	$10,414	$10,614	$10,612	$10,663	$11,988
Estimated interest portion of rent expense	74	91	110	120	101	51
Fixed charges	8,251	10,505	10,723	10,732	10,764	12,039
Income (loss) before income taxes	(1,561)	(1,320)	(4,719)	(3,357)	(8,735)	(7,408)
Earnings	6,690	9,185	6,004	7,375	2,029	4,631
Preferred stock dividend requirements(2)	(215)	(215)	(567)	(578)	(1,625)	(2,478)
Combined earnings and preferred stock dividends	6,475	8,970	5,437	6,797	405	2,153
Ratio of combined earnings and preferred stock dividends to fixed charges	0.78	0.85	0.51	0.63	0.04	0.18
Earnings insufficiency	(1,776)	(1,535)	(5,286)	(3,935)	(10,360)	(9,886)

(1)        Including amortization of deferred financing costs.

(2)        After tax.